================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


                          COMMISSION FILE NO. 0-29-092


           PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED, 401(K) PLAN
                            (FULL TITLE OF THE PLAN)


  1700 OLD MEADOW ROAD, SUITE 300,
           MCLEAN, VA                                           22102
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                      (ZIP CODE)

                                 (703) 902-2800
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

     NOTICES AND COMMUNICATIONS FROM THE SECURITIES AND EXCHANGE COMMISSION
                RELATIVE TO THIS REPORT SHOULD BE FORWARDED TO:

                                   NEIL HAZARD
                             CHIEF FINANCIAL OFFICER
                  PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
                              1700 OLD MEADOW ROAD
                                MCLEAN, VA 22101

================================================================================

FINANCIAL STATEMENTS

     (a) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

         Primus Telecommunications Group, Inc. 401(k) Plan:
                  Independent Auditor's Report
                  Statements of net assets available for benefits, December 31,
                    2000 and 1999
                  Statement of changes in net assets available for benefits
                    for the year ended December 31, 2000
                  Notes to the financial statements
                  Supplementary Information:
                  Schedule of assets held for investment purposes at end of
                    year, December 31, 2000
                  Schedule of non-exempt transactions for the year ended
                    December 31, 2000

                      PRIMUS TELECOMMUNICATIONS GROUP, INC.
                                   401(k) PLAN

                                FINANCIAL REPORT

                           DECEMBER 31, 2000 AND 1999

                                    CONTENTS




--------------------------------------------------------------------------------
   INDEPENDENT AUDITOR'S REPORT                                            1 - 2

--------------------------------------------------------------------------------

   FINANCIAL STATEMENTS

     Statements of net assets available for benefits                           3

     Statement of changes in net assets available for benefits                 4

     Notes to financial statements                                         5 - 9
--------------------------------------------------------------------------------

   SUPPLEMENTARY INFORMATION

     Schedule of assets held for investment purposes at end of year           10

     Schedule of non-exempt transactions                                      11

--------------------------------------------------------------------------------


                          INDEPENDENT AUDITOR'S REPORT


To the Trustees and Participants
Primus Telecommunications Group, Inc. 401(k) Plan
McLean, Virginia

We have audited the accompanying statement of net assets available for benefits of Primus Telecommunications Group, Inc. 401(k) Plan (the Plan) as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors were engaged to audit, before the matters discussed in Note 8, the statement of net assets available for benefits of Primus Telecommunications Group, Inc. 401(k) Plan as of December 31, 1999. Their report dated October 31, 2000, disclaimed an opinion on the 1999 statement as permitted by 29 CFR 2520.103-8 of the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA).

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects the net assets available for benefits of the Plan as of December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 8 to the financial statements, the Plan changed its method of accounting from the modified cash basis to the accrual basis of accounting.

We also audited the adjustments in Note 8 that were applied to restate the December 31, 1999, financial statements. In our opinion, such adjustments are appropriate and have been applied properly.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at the end of the year and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the DOL's Rules and Regulations for Reporting and Disclosure under ERISA. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes at the end of the year that accompanies the Plan's financial statements does not disclose the historical cost of certain nonparticipant directed plan assets held by the Plan trustee. Disclosure of this information is required by the DOL's Rules and Regulations for Reporting and Disclosure under the ERISA.




McGladrey & Pullen, LLP
Alexandria, Virginia
December 11, 2001

PRIMUS TELECOMMUNICATIONS GROUP, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999



                                                                  2000                    1999
----------------------------------------------------------------------------------------------------------
ASSETS

Investments                                              $        4,313,408       $        4,235,016

Receivables
   Employer contribution                                            101,991                   25,011
   Participant contributions                                        112,234                   78,709
   Interest                                                          24,227                        -
                                                         -------------------------------------------------
      TOTAL RECEIVABLES                                             238,452                  103,720
                                                         -------------------------------------------------

      TOTAL ASSETS                                                4,551,860                4,338,736
                                                         -------------------------------------------------

Liabilities                                                               -                        -
                                                         -------------------------------------------------


Net assets available for benefits                        $        4,551,860       $        4,338,736
                                                         =================================================


See Notes to Financial Statements.

PRIMUS TELECOMMUNICATIONS GROUP, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000

----------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income (loss):
      Net (depreciation) in fair value of
        investments                                      $       (2,571,405)
      Interest and dividends                                        303,621
                                                         -------------------
                                                                 (2,267,784)
                                                         -------------------
   Contributions:
      Participant                                                  1,723,689
      Employer                                                       639,479
      Rollover                                                       438,150
                                                         -------------------
                                                                   2,801,318
                                                         -------------------

               TOTAL ADDITIONS                                       533,534
                                                         -------------------

Deductions from net assets attributed to:
   Benefits paid to participants                                     313,205
   Administrative expenses                                             7,205
                                                         -------------------
               TOTAL DEDUCTIONS                                      320,410
                                                         -------------------

               NET INCREASE                                          213,124
                                                         -------------------

Net assets available for benefits:
   Beginning, as previously reported                               4,235,016
   Cumulative effect of adopting the accrual
     basis of accounting                                             103,720
                                                         -------------------
   Beginning, as restated                                          4,338,736
                                                         -------------------
   Ending                                                $         4,551,860
                                                         ===================


See Notes to Financial Statements.

PRIMUS TELECOMMUNICATIONS GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. PLAN DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

PLAN DESCRIPTION: The following description of Primus Telecommunications Group, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL: The Plan is a defined contribution plan covering all employees, except nonresident aliens, of Primus Telecommunications Group, Inc. and LCR Telecom (the Company) who are 21 years old. Full time employees must have completed 1/4 year of service and part-time employees must have completed one year of service to be eligible. It is subject to the provisions of the ERISA.

CONTRIBUTIONS: Each year, participants may elect to make salary reduction contributions of up to 20% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 9 mutual funds, a common collective trust account, and the Company's common stock. The participants may change their investment allocations daily. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. The matching Company contribution is invested directly in Primus Telecommunications Group, Inc. common stock. Additional profit sharing accounts may be contributed at the option of the Company's board of directors. For the year ended December 31, 2000, no discretionary contributions were made. Contributions are subject to certain limitations.

PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and, (b) Plan earnings/losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous services. A participant is 100% vested after three years of credited service.

PARTICIPANT LOANS: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates of prime plus 1% set at the time the loan is taken. The Prime rate at December 31, 2000, was 9.5%. Principal and interest payments are made through bi-weekly payroll deductions and applied to the loan balances once a month.

PAYMENT OF BENEFITS: On termination of service due to disability retirement or death and the total benefit is greater than $3,500, a participant or his or her beneficiary may elect to receive either a lump-sum amount equal to the participant's vested interest in his or her account or leave their account in the Plan. If the total benefit is $3,500 or less, the entire amounts is to be paid in a lump-sum distribution.

PRIMUS TELECOMMUNICATIONS GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. PLAN DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FORFEITED ACCOUNTS: At December 31, 2000, forfeited nonvested accounts totaled $42,660. These accounts will be used to reduce future employer contributions. During 2000, employer contributions were not reduced by any forfeited nonvested accounts.

A summary of the Plan's significant accounting policies follows:

ESTIMATES: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION: Investment in pooled separate accounts are recorded at fair value, as determined by the unit value reported by Merrill Lynch. Participant loans are valued at cost, which approximates fair value. The common stock of the Company is value at market value.

The Plan invests in a common/collective trust account and mutual funds. Such investments are exposed to various risks such as market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment balances and the amounts reported in the financial statements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are reported on the ex-dividend date.

PAYMENT OF BENEFITS:  Benefits are recorded when paid.

NOTE 2. INVESTMENTS

The following presents investments at December 31, 2000, that represent 5% or more of the Plan's net assets:


--------------------------------------------------------------------------------------------------------------------
   ML Retirement Preservation Trust, 608,200 units                                               $          608,200
   AIM Blue Chip Fund Class A, 31,927 units                                                                 503,170
   ML S&P 500 Index Fund Class A, 29,022 units                                                              469,581
   Alliance Premium Growth Fund Class A, 41,348 units                                                     1,104,401
   Oppenheimer Global Fund, 10,029 units                                                                    531,321
   AIM Balanced, 10,009 units                                                                               301,177
   Common stock - Primus Telecom GP, Inc., 13,447 shares*                                                    31,322
   Common stock - Primus Telecom GP, Inc., 119,450 shares**                                                 275,936



PRIMUS TELECOMMUNICATIONS GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2. INVESTMENTS (CONTINUED)

The following presents investments at December 31, 1999, that represent 5% or more of the Plan's net assets:


--------------------------------------------------------------------------------------------------------------------
   Dreyfus S&P 500 Index Fund                                                                    $          288,221
   Fidelity Magellan Fund                                                                                   366,897
   Oppenheimer Global Fund                                                                                  314,044
   American Century Ultra                                                                                   482,869
   Janus Fund                                                                                               469,799
   National Money Market Fund                                                                               311,637
   Common stock - Primus Telecom GP, Inc.*                                                                  292,874
   Common stock - Primus Telecom GP, Inc.**                                                               1,266,075


 * Participant directed
** Non participant directed

During 2000, the Plan's investment in mutual funds, a common collective trust account and Company stock, including gains and losses on investments bought and sold, as well as held, during the year, depreciated in value from January 1, 2000, through December 31, 2000, by ($2,571,405).


NOTE 3. NONPARTICIPANT - DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2000 and 1999:



                                                                                 2000                    1999
--------------------------------------------------------------------------------------------------------------------
Net Assets:

   Common stock - Primus Telecom Group, Inc.                            $          275,936       $        1,266,075
   Employer contribution receivable                                                 40,889                   25,011
                                                                       --------------------------------------------
                                                                        $          316,825       $        1,291,086
                                                                       =============================================


                                                                                                    Year ended
                                                                                                   December 31, 2000
--------------------------------------------------------------------------------------------------------------------
Changes in Net Assets:
   Contributions                                                                                 $          639,479
   Net depreciation                                                                                      (1,593,217)
   Benefits paid to participants                                                                            (20,523)
                                                                                                --------------------
                                                                                                 $         (974,261)
                                                                                                ====================

PRIMUS TELECOMMUNICATIONS GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions ay any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


NOTE 5. TAX STATUS

During 2000, the Plan adopted a non-standardized prototype plan. The prototype plan received a determination letter from the Internal Revenue Service (IRS) dated June 29, 1993, stating that the prototype plan document as designed qualified under the provisions of Section 401(a) of the Internal Revenue Code
(IRC). The Plan has been amended since adopting the prototype plan, however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE 6. RELATED PARTY TRANSACTIONS

Certain plan investments are units of pooled separate accounts managed by Merrill Lynch Trust Company, FSB (ML). ML is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $1,793 for the year ended December 31, 2000.


NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2000 and 1999, to the Form 5500:



                                                                                 2000                    1999
--------------------------------------------------------------------------------------------------------------------
Net assets available for benefits per the financial statements          $        4,551,860       $        4,338,736
Contributions receivable                                                          (214,225)                (103,720)
Interest income receivable                                                         (24,227)                       -
Rounding difference                                                                     (1)                       -
                                                                        --------------------------------------------
Net assets available for benefits per the Form 5500                     $        4,313,407       $        4,235,016
                                                                        ============================================


The following is a reconciliation of investment (loss) per the financial statements for the year ending December 31, 2000, to the Form 5500:


--------------------------------------------------------------------------------------------------------------------
Investment (loss) per the financial statements                                                   $       (2,267,784)
Interest income receivable at December 31, 2000                                                              24,227
Other                                                                                                        (3,669)
                                                                        --------------------------------------------
Investment (loss) per the Form 5500                                                              $       (2,247,226)
                                                                        ============================================

PRIMUS TELECOMMUNICATIONS GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of contributions per the financial statements for the year ending December 31, 2000, to the Form 5500:

--------------------------------------------------------------------------------------------------------------------
Contributions per the financial statements                                                       $        2,801,318
Contributions receivable at December 31, 2000                                                              (214,225)
                                                                                                 ------------------
Contributions per the Form 5500                                                                  $        2,587,093
                                                                                                 ===================


The following is a reconciliation of benefits paid to participants per the financial statements for the year ending December 31, 2000, to the Form 5500:


--------------------------------------------------------------------------------------------------------------------
Benefits paid to participants per the financial statement                                        $          313,205
Benefits paid during 2000, not reported on the Form 5500                                                    (53,522)
                                                                                                 -------------------
Benefits paid to participants per the Form 5500                                                  $          259,683
                                                                                                 ===================


The following is a reconciliation of administrative expenses per the financial statements for the year ending December 31, 2000, to the Form 5500:

--------------------------------------------------------------------------------------------------------------------
Administrative expenses per the financial statements                                             $            7,205
Administrative expenses paid during 2000, not reported on the Form 5500                                      (5,412)
                                                                                                 -------------------
Administrative expenses per the Form 5500                                                        $            1,793
                                                                                                 ===================


NOTE 8. CHANGE IN METHOD OF ACCOUNTING

During 2000, the Plan changed its method of accounting from the modified cash basis to the accrual basis of accounting. Consequently, the 1999 statement of net assets available for benefits was restated to report the statement on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Receivables for participant and employer contributions, as of December 31, 1999, were recorded in the amounts of $78,709 and $25,011, respectively, to report the statement of net assets available for benefits on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. The cumulative effect of this adjustment was to restate net assets available for benefits at December 31, 1999, by an increase of $103,720.


NOTE 9. SUBSEQUENT EVENT

The Company is in the process of amending and restating the Plan to comply with recent legislative changes.

PRIMUS TELECOMMUNICATIONS GROUP, INC. 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
FORM 5500, SCHEDULE H, ITEM 4i
YEAR ENDED DECEMBER 31, 2000



--------------------------------------------------------------------------------------------------------------------
Employer Identification Number - 54-1708481
Plan Number - 001

   (a)           (b)                              (c)                                   (d)                 (e)
             Identity of                                                                                  Current
               issuer                  Description of investment                       Cost                value
--------------------------------------------------------------------------------------------------------------------
    *         Merrill Lynch         ML Retirement Preservation Trust,
                                    608,200 units                                       **           $      608,200
    *         Merrill Lynch         ML Focus Value Fund Class D, 3,360 units            **                   37,667
    *         Merrill Lynch         AIM Small Cap Growth Fund Class A,
                                    4,075 units                                         **                  121,484
    *         Merrill Lynch         AIM Blue Chip Fund Class A, 31,927                  **                  503,170
    *         Merrill Lynch         ML S&P 500 Index Fund Class A,
                                    29,022 units                                        **                  469,581
    *         Merrill Lynch         Alliance Growth and Income, 21,242 units            **                   80,721
    *         Merrill Lynch         ML US Govt Mortgage Fund Class D,
                                    12,089 units                                        **                  117,631
    *         Merrill Lynch         Alliance Premium Growth Fund Class A,
                                    41,348 units                                        **                1,104,401
    *         Merrill Lynch         Oppenheimer Global Fund, 10,029 units               **                  531,321
    *         Merrill Lynch         AIM Balanced, 10,009 units                          **                  301,177
    *         Merrill Lynch         Phoenix-Aberdeen Worldwide, 574 units               **                    5,291
    *         Merrill Lynch         Cash and accrued income                             **                   10,662
    *         Primus Tele-
              communications
              Group, Inc.           Primus Telecom GP, Inc. common stock,
                                    13,447 shares, participant-directed                 **                   31,322
    *         Primus Tele-
              communications
              Group, Inc.           Primus Telecom GP, Inc. common stock,
                                    119,450 shares, nonparticipant-directed             ***                 275,936
              Participants          Loans, ranging from 8.75%-10.5%                     **                  114,844
                                                                                                     ---------------
                                                                                                     $    4,313,408
                                                                                                     ===============

  * Represents a party-in-interest

 ** Cost is not required for a participant-directed plan

*** Historical cost is not available

PRIMUS TELECOMMUNICATIONS GROUP, INC. 401(k) PLAN

SCHEDULE OF NON-EXEMPT TRANSACTIONS
FORM 5500, SCHEDULE G, PART III
YEAR ENDED DECEMBER 31, 2000



--------------------------------------------------------------------------------------------------------------------
Employer Identification Number - 54-1708481
Plan Number - 001

           (a)                                  (b)                                     (c)*
       Identity of                  Relationship to Plan Employer                 Description of
      Party Involved                  or Other Party-In-Interest                   Transaction
Primus Telecommunications
Group, Inc.                             Employer, Plan Sponsor


*Late remittances of employee contributions as follows:

o $128,348 for October 2000 payroll not remitted to participants' accounts until December 22, 2000.

o $112,234 for December 2000 payroll not remitted to participants' accounts until February 27, 2001.

                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Security Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               PRIMUS TELECOMMUNICATIONS GROUP, INC. 401(k) PLAN

December 21, 2001

                               /s/ NEIL HAZARD
                               ____________________________________________
                               Neil Hazard, Chief Financial Officer of
                               Primus Telecommunication Group, Incorporated